

Mail Stop 4631

July 17, 2017

<u>Via E-Mail</u>
William E. Mote, Jr.
Chief Financial Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, Rhode Island 02895

      Re: Summer Infant, Inc.
             Registration Statement on Form S-3
             Filed June 21, 2017
             File No. 333-218891
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 22, 2017
             File No. 001-33346

Dear Mr. Mote:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that we will not be in a position to take action on the registration statement until you have resolved all outstanding staff comments on your Form 10-K for the fiscal year ended December 31, 2016.

2.   We note your disclosure in Footnote (1) to the fee table that you are registering ". . . common stock or preferred stock that may be issued by the registrant upon exercise, conversion or exchange of any securities registered hereunder that provide for such issuance." Please tell us how you are eligible to use Form S-3 for the registration of such securities. If you believe that Instruction I.B.4 of Form S-3 is available, please explain how you meet the condition of Instruction I.B.4(a)(1), which requires that the exchangeable or convertible security be outstanding at the time of effectiveness.

Incorporation by Reference, page 28

3.   Please revise to make clear that you also incorporate by reference all your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Product Development and Design, page 6

4.   In future filings, please disclose, to the extent material, an estimate of the amount spent during each of the last two fiscal years on research and development activities. In this regard, we note your disclosure that innovation drives your product development, that you strive to produce proprietary products, and that you design the majority of your products. See Item 101(h)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition . . ., page 17

Results of Operations, page 21

5.   In future filings, to the extent multiple factors impact your results, please separately quantify the impact of each factor and discuss in greater detail the reason(s) for each change. In this regard, we note your disclosure that the year-over-year sales decrease in 2016 was due to unfavorable foreign exchange, lower sales of BornFree® Breeze™ bottles and certain Summer® monitors.

William E. Mote, Jr.
Summer Infant, Inc.
July 17, 2017
Page 3

Notes to the Consolidated Financial Statements

3. Intangible Assets, page F-14

6.   We note your disclosure in the first paragraph after the table which states that intangibles not subject to amortization at December 31, 2016 were $8,400. We further note your disclosure in the third paragraph which indicates that the Company deemed the remaining value of the indefinite lived asset to have a finite life subject to amortization over its remaining useful life estimated to be 15 years. Please reconcile these statements for us or clarify whether you continue to have assets which have an indefinite life. Additionally, please revise the wording of your fourth paragraph, in future filings, to state that estimated amortization expense for the next five year refers to your remaining definite-lived assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or Dale Welcome (Staff Accountant) at 202-551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Elizabeth W. Fraser
       Greenberg Traurig, LLP